UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Change in Senior Management Positions

In consideration of the long-term development of TCTM Kids IT Education Inc. (the “Company”), the board of directors of the Company has approved the re-designation of Mr. Xiaolan Tang as the chief financial officer, and the appointments of Mr. Heng Wang as the chief executive officer and Mr. Robert L. Angell as the chief technology officer of the Company, in each case effective February 28, 2025.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into each of (i) the registration statements on Form F-3 (No. 333-284305), and (ii) the registration statements on Form S-8 (No. 333-279404, No. 333-270547, No. 333-228771, No. 333-204494 and No. 333-197226), to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Xiaolan Tang
Name:	Xiaolan Tang
Title:	Chief Financial Officer

Date: February 28, 2025